Exhibit 35.1

1123 – Servicer Compliance Statement
Transactions Listed With SEC

I, Herb Gover, Senior Vice President of CitiMortgage, Inc., certify that:

(a) A review of CitiMortgage, Inc. (the “Servicer”) activities during the 12 month period ending December 31, 2008 (“Reporting Period”) and of its performance under the applicable servicing agreement as identified on Schedule A has been made under my supervision.

(b) To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the applicable servicing agreement in all material respects throughout the Reporting Period.

February 20, 2009

By:	/s/ Herb Gover
Name:	Herb Gover
Title:	Senior Vice President, CitiMortgage, Inc.
Senior Officer in Charge of Servicing

Schedule A SEC Listed Transactions

Security	Investor Code	Primary Servicer	Master Servicer	Trust Administrator
CMSI 2008-01	9336-9341	X		X
CMSI 2008-02	9344-9349	X		X
SLC 2008-1	-			X
SLC 2008-2	-			X